Exhibit 99.2

GREAT PANTHER SILVER LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2018 and 2017

Expressed in US Dollars

GREAT PANTHER SILVER LIMITED

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

Management of Great Panther Silver Limited is responsible for the presentation and preparation of the accompanying consolidated financial statements of Great Panther Silver Limited and all related financial information contained in the Annual Report, including Management’s Discussion and Analysis.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. They include certain amounts that are based on estimates and judgments of management. Financial information presented elsewhere in the Annual Report is consistent with that contained in the consolidated financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, management has a process in place to evaluate internal control over financial reporting based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO 2013"), the Internal Control-Integrated Framework. We, as Chief Executive Officer and Chief Financial Officer, will certify our annual filings with the CSA and SEC as required in Canada by National Instrument 52-109 and in the United States as required by the Securities Exchange Act of 1934.

The Company’s Audit Committee is appointed by the Board of Directors annually and is comprised of four independent directors. The Audit Committee meets quarterly to review the Company’s consolidated financial statements and Management’s Discussion and Analysis, and on an annual basis, the independent auditors’ report. The Audit Committee recommends to the Board of Directors the independent auditors to be appointed by the shareholders at each annual meeting and reviews the independence and effectiveness of their work. The independent auditors have unrestricted access to the Company, the Audit Committee, and the Board of Directors.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934 (the “Exchange Act”).

Under the supervision and with the participation of our Company's Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2018, based on the framework set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO 2013"). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2018.

KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2018, as stated in their report which appears herein.

/s/ James M. Bannantine	/s/ Jim A. Zadra

Chief Executive Officer	Chief Financial Officer
February 28, 2019	February 28, 2019

2

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Great Panther Silver Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Great Panther Silver Ltd. (the Company) as of December 31, 2018 and 2017, the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and its financial performance and its cash flows for each of the years in the two-year period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 28, 2019 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Change in Accounting Principle

As discussed in Note 3 to the consolidated financial statements, the Company has changed its accounting policies for revenue and financial instruments as of January 1, 2018 due to the adoption of IFRS 15 - Revenue from contracts with customers and IFRS 9 - Financial instruments.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We are uncertain as to the year we or our predecessor firms began serving consecutively as the auditor of the Company’s financial statements; however, we are aware that we have been Great Panther Silver Limited’s auditor consecutively since at least 1997.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

KPMG LLP (signed)

Chartered Professional Accountants

Vancouver, Canada

February 28, 2019

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Great Panther Silver Limited:

Opinion on Internal Control Over Financial Reporting

We have audited Great Panther Silver Ltd.’s (the Company) internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2018 and 2017, the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements), and our report dated February 28, 2019 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Responsibility for Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG LLP (signed)

Chartered Professional Accountants

Vancouver, Canada

February 28, 2019

GREAT PANTHER SILVER LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of US dollars)

As at December 31, 2018 and 2017

	December 31,	December 31,
	2018	2017
ASSETS
Current assets:
Cash and cash equivalents	$24,524	$36,797
Short-term deposits	26,057	20,091
Trade and other receivables (note 5)	8,887	14,780
Inventories (note 6(a))	4,828	5,294
Loan receivable (note 7)	5,048	–
Reimbursement rights (note 10)	6,385	4,446
Derivative assets (note 12)	738	–
Other current assets	504	401
	76,971	81,809
Restricted cash (note 9(a))	1,237	1,234
Inventories – non-current (note 6(b))	1,420	1,580
Reimbursement rights (note 10)	4,470	6,588
Mineral properties, plant and equipment (note 8)	13,391	14,966
Exploration and evaluation assets (note 9)	15,065	15,633
Deferred tax assets (note 17)	222	70
	$112,776	$121,880

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade payables and accrued liabilities (note 11)	$10,647	$11,313
Derivative liabilities (note 12)	–	85
Reclamation and remediation provision – current (note 13)	4,473	4,446
	15,120	15,844
Reclamation and remediation provision (note 13)	22,947	22,965
Deferred tax liabilities (note 17)	2,053	1,930
	40,120	40,739
Shareholders’ equity:
Share capital (note 14)	130,912	130,201
Reserves	19,829	18,962
Deficit	(78,085)	(68,022)
	72,656	81,141
	$112,776	$121,880

The accompanying notes are an integral part of these consolidated financial statements.

Nature of operations (note 1)

Commitments and contingencies (note 21)

Subsequent events (notes 7 and 21(b))

Approved by the Board of Directors

“Robert W. Garnett”	“Elise Rees”
Robert W. Garnett, Director	Elise Rees, Director

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GREAT PANTHER SILVER LIMITED

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(Expressed in thousands of US dollars, unless otherwise noted)

For the years ended December 31, 2018 and 2017

	2018	2017
Revenue (notes 3(q) and 16)	$59,434	$63,746

Cost of sales
Production costs	47,414	41,752
Amortization and depletion	3,462	3,878
Share-based compensation	373	427
	51,249	46,057

Mine operating earnings	8,185	17,689

General and administrative expenses
Administrative expenses	5,338	6,818
Amortization and depletion	111	76
Share-based compensation	940	928
	6,389	7,822

Exploration, evaluation and development expenses
Exploration and evaluation expenses (note 24)	11,329	7,475
Mine development costs	1,716	1,991
Share-based compensation	8	58
	13,053	9,524

Finance and other income (expense)
Interest income	1,518	808
Finance costs	(20)	(171)
Accretion expense	(897)	(791)
Foreign exchange gain	1,067	2,292
Other income	178	275
	1,846	2,413

Income (loss) before income taxes	(9,411)	2,756

Income tax expense (note 17)	652	1,466

Net income (loss) for the year	$(10,063)	$1,290

Earnings (loss) per share – basic and diluted (note 15)	$(0.06)	$0.01

The accompanying notes are an integral part of these consolidated financial statements.

5

GREAT PANTHER SILVER LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Expressed in thousands of US dollars)

For the years ended December 31, 2018 and 2017

	2018	2017

Net income (loss) for the year	$(10,063)	$1,290

Other comprehensive income (loss) (“OCI”), net of tax
Foreign currency translation	(15)	(11)
Change in fair value of financial assets designated as fair value through OCI, net of tax	(1)	(6)
	(16)	(17)

Total comprehensive income (loss) for the year	$(10,079)	$1,273

The accompanying notes are an integral part of these consolidated financial statements.

6

GREAT PANTHER SILVER LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Expressed in thousands of US dollars, unless otherwise noted)

For the years ended December 31, 2018 and 2017

	Share capital		Reserves
	Number of common shares (000's)	Amount	Share options and warrants	Foreign currency translation	Fair value	Total reserves	Retained earnings (deficit)	Total shareholder's equity
Balance at January 1, 2017	166,938	$128,485	$15,086	$3,204	$(175)	$18,115	$(69,312)	$77,288
Share options exercised	1,445	1,716	(549)	–	–	(549)	–	1,167
Share-based compensation	–	–	1,413	–	–	1,413	–	1,413
Comprehensive income (loss)	–	–	–	(11)	(6)	(17)	1,290	1,273
Balance at December 31, 2017	168,383	$130,201	$15,950	$3,193	$(181)	$18,962	$(68,022)	$81,141

Balance at January 1, 2018	168,383	$130,201	$15,950	$3,193	$(181)	$18,962	$(68,022)	$81,141
Share options exercised	590	505	(156)	–	–	(156)	–	349
Restricted and deferred share units settled	192	206	(282)	–	–	(282)	–	(76)
Share-based compensation	–	–	1,321	–	–	1,321	–	1,321
Comprehensive loss	–	–	–	(15)	(1)	(16)	(10,063)	(10,079)
Balance at December 31, 2018	169,165	$130,912	$16,833	$3,178	$(182)	$19,829	$(78,085)	$72,656

The accompanying notes are an integral part of these consolidated financial statements.

7

GREAT PANTHER SILVER LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of US dollars)

For the years ended December 31, 2018 and 2017

	2018	2017
Cash flows from operating activities:
Net income (loss) for the year	$(10,063)	$1,290
Items not involving cash:
Amortization and depletion	3,573	3,954
Unrealized foreign exchange gain	(926)	(159)
Income tax expense	652	1,466
Share-based compensation	1,321	1,413
Other non-cash items (note 23)	(774)	(39)
Interest received	1,185	765
Interest paid	(38)	(134)
Income taxes paid	(1,652)	(2,187)
	(6,722)	6,369
Changes in non-cash working capital:
Trade and other receivables	6,357	(3,688)
Inventories	510	355
Other current assets	(105)	135
Trade payables and accrued liabilities	287	2,532
Net cash provided by operating activities	327	5,703

Cash flows from investing activities:
Investments in short-term deposits, net	(5,965)	(5,071)
Loan advanced to Beadell (note 7)	(5,000)	–
Additions to mineral properties, plant and equipment	(2,069)	(5,265)
Cash received upon acquisition of Coricancha (note 9(a))	–	105
Cash restricted for Coricancha environmental bond (note 9(a))	–	(1,234)
Other	–	186
Net cash used in investing activities	(13,034)	(11,279)

Cash flows from financing activities:
Proceeds from exercise of share options	349	1,207
Net cash from financing activities	349	1,207

Effect of foreign currency translation on cash and cash equivalents	85	(476)

Decrease in cash and cash equivalents	(12,273)	(4,845)
Cash and cash equivalents, beginning of year	36,797	41,642
Cash and cash equivalents, end of year	$24,524	$36,797

Supplemental cash flow information (note 23)

The accompanying notes are an integral part of these consolidated financial statements.

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GREAT PANTHER SILVER LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, unless otherwise noted)

For the years ended December 31, 2018 and 2017

1.	NATURE OF OPERATIONS

Great Panther Silver Limited (the “Company” or “Great Panther”) is a public company which is listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American trading under the symbol GPL and is incorporated and domiciled in Canada. The Company’s registered and records office is located at 1330 – 200 Granville Street, Vancouver, BC.

The Company’s wholly-owned mining operations in Mexico are the Topia Mine (“Topia”), and the Guanajuato Mine Complex (“GMC”) which comprises the Company’s Guanajuato Mine, the San Ignacio Mine (“San Ignacio”), and the Cata processing plant. The Topia Mine is located in the Sierra Madre Mountains in the state of Durango in northwestern Mexico, and produces concentrates containing silver, gold, lead and zinc. The GMC produces silver and gold concentrate and is located in central Mexico approximately 30 kilometres from the Guanajuato International Airport.

In June 2017, Great Panther acquired the Coricancha Mine Complex (“Coricancha”), a gold-silver-copper-lead-zinc mine and 600 tonnes per day processing facility, located in the central Andes of Peru, approximately 90 kilometres east of Lima, and has been on care and maintenance since August 2013 (note 9(a)). The Company filed a positive Preliminary Economic Assessment on Coricancha in July 2018, and is undertaking a trial stope and bulk sample program (the “Bulk Sample Program” or “BSP”) in order to further de-risk the project. Following the completion of the BSP, the Company expects to be able to make a decision by the end of March 2019 on whether to commence the restart of Coricancha.

On September 23, 2018, the Company announced the signing of a scheme implementation deed (the "Implementation Deed") pursuant to which the Company has agreed to acquire all of the issued ordinary shares of Beadell Resources Limited (“Beadell”), a gold mining company listed on the Australian Securities Exchange and which operates the 100% owned Tucano Gold Mine (“Tucano”) in Amapá state, northern Brazil. On February 11 and 12, 2019, respectively, both the Company’s and Beadell’s shareholders approved the scheme. On February 15, 2019, the transaction was approved by the Supreme Court of Western Australia. Closing of the transaction is expected the first week of March 2019 following completion of customary closing requirements. Note 21(b) provides additional details of the transaction.

The Company also owns several exploration properties: El Horcón, Santa Rosa, and Plomo in Mexico; and Argosy in Canada. The El Horcón property is located 100 kilometres by road northwest of Guanajuato, Santa Rosa is located 15 kilometres northeast of Guanajuato, and the Plomo property is located in Sonora, Mexico. The Argosy property is located in the Red Lake Mining District in northwestern Ontario, Canada.

2.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared by management of the Company in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). On February 28, 2019, the Company's Board of Directors approved these consolidated financial statements for issuance.

3.	SIGNIFICANT ACCOUNTING POLICIES

The Company has consistently applied the following accounting policies to all periods presented in these consolidated financial statements.

(a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company. All material intercompany transactions, balances, revenues, and expenses have been eliminated upon consolidation.

9

GREAT PANTHER SILVER LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, unless otherwise noted)

For the years ended December 31, 2018 and 2017

Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition or control and up to the effective date of disposition or loss of control. Control is achieved when the Company has power over the investee, is exposed to or has rights to variable returns from its involvement with an investee, and has the ability to affect those returns through its power over the investee.

Great Panther Silver Limited is the ultimate parent entity of the group. At December 31, 2018, the principal subsidiaries of the Company, their geographic locations, and the ownership interests held by the Company, were as follows:

Name	Location	Ownership	Principal Activity
Mineral Mexicana el Rosario S.A. de C.V.	Mexico	100%	Mining company
Metálicos de Durango S.A. de C.V.	Mexico	100%	Mining services company
Minera de Villa Seca S.A. de C.V.	Mexico	100%	Mining services company
Coboro Minerales de México S.A. de C.V.	Mexico	100%	Exploration company
Great Panther Coricancha S.A.	Peru	100%	Exploration company
Great Panther Silver Peru S.A.C.	Peru	100%	Exploration company
Cangold Peru S.A.C.	Peru	100%	Exploration company
Great Panther Finance Canada Limited	Canada	100%	Financing company
Cangold Limited	Canada	100%	Exploration company
GP Finance International S.a.r.l.	Luxembourg	100%	Financing company

(b)	Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis except for the following items in the statement of financial position:

•	Derivative financial instruments are measured at fair value;

•	Financial instruments at fair value through profit or loss are measured at fair value; and

•	Financial assets at fair value through other comprehensive income are measured at fair value.

(c)	Foreign currency translation

These consolidated financial statements are presented in US dollars which is the Canadian parent company’s presentation currency and functional currency. The functional currency of eight of the Company’s subsidiaries is also the US dollars. The functional currency of two of the Company’s Mexican subsidiaries is the Mexican peso.

(i)	Transactions and balances

Foreign currency transactions are translated into the relevant functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in net income.

(ii)	Translation of subsidiary results into the presentation currency

The operating results and statements of financial position of the Company’s subsidiaries which have a functional currency that differs from the Company’s presentation currency are translated into the presentation currency as follows:

•	Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of the statement of financial position;

10

GREAT PANTHER SILVER LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, unless otherwise noted)

For the years ended December 31, 2018 and 2017

•	Income and expenses for each statement of comprehensive income are translated at average exchange rates, unless the average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions; and

•	All resulting exchange differences are recognized as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities are recognized in a separate component of equity, foreign currency translation reserve. When a foreign operation is sold, such exchange differences are recognized in net income as part of the gain or loss on sale.

(d)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, demand deposits, and money market instruments, with maturities from the date of acquisition of 90 days or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value. Transaction costs are expensed when incurred. Cash and cash equivalents are designated as financial assets at amortized cost.

(e)	Inventories

Inventories consist of:

•	Ore stockpiles and concentrate inventories which are stated at the lower of weighted average cost and net realizable value. Costs include production costs and amortization and depletion directly attributable to the inventory production process. Net realizable value is the expected selling price for the finished product less the costs to put the product into saleable form and delivery to the selling location.

•	Materials and supplies inventory, which includes the cost of consumables used in operations are stated at the lower of weighted average cost and replacement cost which approximates net realizable value. Major spare parts and standby equipment are included in property, plant, and equipment when they are expected to be used over more than one period, if they can only be used in connection with an item of property, plant and equipment.

•	Silver bullion coins and bars are recorded at lower of cost and net realizable value.

(f)	Mineral properties, plant and equipment

(i)	Mineral properties

Mine development costs are capitalized if management determines that there is sufficient evidence to support probability of generating positive economic returns in the future. A mineral resource is considered to have economic potential when the technical feasibility and commercial viability of extraction of the mineral resource is demonstrable considering long-term metal prices. Therefore, prior to capitalizing such costs, management determines whether the following conditions have been met: there is a probable future benefit that will contribute to future cash inflows; the Company can obtain the benefit and control access to it; and the transaction or event giving rise to the benefit has already occurred.

In the event that the Company does not have sufficient evidence to support the probability of generating positive economic returns in the future, mine development costs are expensed to profit or loss. The Company expenses mine development costs for the San Ignacio Mine. In September 2015, the Company commenced expensing mine development costs for the Guanajuato Mine when the published Measured and Indicated Resources for the Guanajuato Mine represented less than twelve months of remaining production. Mine development costs incurred at the GMC includes expenditures associated with accessing mineral resources and gaining further information regarding the ore body, whether by means of ramp development, drilling or sampling.

11

GREAT PANTHER SILVER LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, unless otherwise noted)

For the years ended December 31, 2018 and 2017

Producing mineral properties acquired through business acquisitions are recognized at fair value on the acquisition date. Where applicable, the estimated cost of mine reclamation and remediation for the property is included in the cost of mineral properties.

(ii)	Plant and equipment

Plant and equipment is originally recorded at cost at the time of construction, purchase, or acquisition, and is subsequently measured at cost less accumulated amortization and impairment. Cost includes all costs required to bring the plant and equipment into a condition and location where it is capable of operating according to its intended use.

Costs incurred for major overhaul of existing equipment or infrastructure are capitalized as plant and equipment and are subject to amortization once they are commissioned. Costs associated with routine maintenance and repairs are charged to operations as incurred.

(iii)	Amortization and depletion

Plant and equipment is amortized using the straight-line method over the shorter of the estimated remaining life of the mine and the estimated remaining useful life of the asset. All other equipment, buildings and furniture and fixtures which do not relate directly to the mining operations are amortized over the useful life of the asset. Land is not amortized.

The following amortization rates are used by the Company for plant, equipment, buildings and furniture and fixtures which do not relate specifically to mining activities:

Computers	straight line over estimated useful life of 3 years

Furniture	straight line over estimated useful life of 5 years

Office	straight line over estimated useful life of 5 years

Software	straight line over estimated useful life of 3 years

Leasehold improvements	straight line over term of the lease

When assets are retired or sold, the costs and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in profit or loss.

(g)	Exploration and evaluation assets

(i)	Exploration properties

Exploration properties represent properties for which the Company has not yet performed sufficient exploration work to determine whether significant mineralization exists. Exploration properties are carried at the cost of acquisition and included in exploration and evaluation assets. Exploration expenditures incurred on such properties are expensed as incurred as exploration expenditures in profit or loss. Examples of exploration expenditures that are expensed under this policy include topographical, geological, geochemical and geophysical studies; exploratory drilling; trenching; and sampling. The Company considers its Coricancha, Santa Rosa, El Horcón, Plomo and Argosy projects to be in this category as at December 31, 2018, and consequently, expenses all costs associated with these projects as they are incurred.

12

GREAT PANTHER SILVER LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, unless otherwise noted)

For the years ended December 31, 2018 and 2017

(ii)	Evaluation properties

Evaluation properties represent properties for which the Company has identified a mineral resource of such quantity and grade or quality that it has reasonable prospects for economic extraction. A mineral resource is considered to have reasonable prospects for economic extraction when the Company has sufficient information to determine that extraction is viable and feasible at expected long-term metal prices. Expenditures made in relation to evaluating the technical feasibility and commercial viability of extracting a mineral resource are capitalized and included in exploration and evaluation assets. Evaluation expenditures include the costs of drilling, sampling and other costs related to defining and delineating the mineral deposit.

When the technical feasibility and commercial viability of the extraction of mineral resources associated with the Company’s evaluation properties are demonstrable and management has made a decision to proceed with development, the capitalized costs associated with evaluation assets are reclassified from exploration and evaluation assets to mineral properties. They are tested for impairment at that time.

(iii)	Amortization and depletion

Exploration and evaluation assets are not subject to depletion or amortization, but rather are tested for impairment when circumstances indicate that the carrying value may not be recoverable.

(h)	Leased assets

Leases in which the Company assumes substantially all risks and rewards of ownership are classified as finance leases. Finance leases are recognized at the lower of the fair value and the present value of the minimum lease payments at inception of the lease. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Other leases are operating leases and are recognized on a straight-line basis in the Company’s statement of comprehensive income.

(i)	Impairment of non-financial assets

Exploration and evaluation assets are tested for impairment when circumstances indicate that the carrying value may not be recoverable. When facts and circumstances suggest that the carrying amount of an asset exceeds its recoverable amount, the Company performs an impairment test by comparing the recoverable amount to the carrying amount of the relevant exploration and evaluation property. When the carrying value exceeds the recoverable amount of the relevant exploration and evaluation property, an impairment charge is recorded and the property is written down to its recoverable amount. In addition, exploration and evaluation assets are tested for impairment at the date they are transferred to mineral properties, plant and equipment.

The Company’s mineral properties, plant and equipment are reviewed for any indication of impairment at each financial reporting date or at any time if an indicator of impairment is considered to exist. If any such indicators exist, an estimate of the recoverable amount is undertaken, being the higher of an asset’s fair value less costs of disposal and the asset’s value in use. If the asset’s carrying amount exceeds its recoverable amount then an impairment loss is recognized in net income or loss for the period, and the carrying value of the asset on the statement of financial position is reduced to its recoverable amount. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value of mineral properties is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, discounted by an appropriate pre-tax discount rate to arrive at a net present value.

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and from its ultimate disposal. Value in use is determined by applying assumptions specific to the Company’s continued use which includes future development. As such, these assumptions may differ from those used in calculating fair value.

13

GREAT PANTHER SILVER LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, unless otherwise noted)

For the years ended December 31, 2018 and 2017

In testing for indicators of impairment and performing impairment calculations, assets are grouped into cash-generating units, which are identified as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets. The estimates of future discounted cash flows are subject to risks and uncertainties including estimated production, grades, recoveries, future metals prices, discount rates, exchange rates and operating costs.

Non-financial assets other than goodwill that have suffered an impairment are evaluated for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed. When a reversal of a previous impairment is recorded, the reversal amount is adjusted for depreciation that would have been recorded had the impairment not been recorded.

(j)	Share-based compensation

Equity-settled share-based compensation arrangements such as the Company’s stock option plan, restricted share unit plan, and deferred share unit plan are measured at fair value at the date of grant and recorded within equity. The fair value at grant date of all share-based compensation is recognized as compensation expense over the vesting period, with a corresponding credit to shareholders’ equity. The amount recognized as an expense is adjusted to reflect share options forfeited. The Company estimates the fair value of share options granted using the Black-Scholes option pricing model.

(k)	Revenue recognition

The Company recognizes revenue from contracts with customers for the sale of metal concentrates at the point in time when it transfers control of the concentrates over to the customer, which occurs upon delivery, typically at a third party warehouse designated by the customer. Revenue is measured based on the market metal prices expected at time of settlement and estimates of the mineral content (by way of weights and assays), both of which are subject to adjustment until the final settlement date. At the end of each reporting period, the amounts receivable are marked to market using the most up-to-date market prices for the settlement. These variations between the sales price recorded at the initial recognition date and the actual final sales price recorded at the settlement date are caused by changes in market prices. The settlement receivable is recorded at fair value each period until final settlement occurs, with changes in fair value recorded as a component of revenue.

An adjustment is also made when the final mineral content is known, which is recognized in revenue. Revenue is also recorded net of treatment and refining charges of the counterparties under the terms of the relevant sales agreements.

(l)	Reclamation and remediation provisions

The Company's mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The Company recognizes the cost of future reclamation and remediation as a liability when: the Company has a legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and a reasonable estimate of the obligation can be made. The liability is measured initially by discounting expected costs to the net present value using pre-tax rates and risk assumptions specific to the liability. The resulting cost is capitalized to the carrying value of the related assets, or expensed to profit or loss where there is no carrying value of the related assets. In subsequent periods, the liability is adjusted for accretion of the discount with the offsetting amount charged to the statement of comprehensive income as finance cost. Any change in the amount or timing of the underlying cash flows is adjusted to the carrying value of the liability, with the offsetting amount recorded as an adjustment to the reclamation and remediation provision cost included in mineral properties or exploration, evaluation and development expenses. Any amount charged to the carrying value of assets is depreciated over the remaining life of the relevant assets.

14

GREAT PANTHER SILVER LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, unless otherwise noted)

For the years ended December 31, 2018 and 2017

It is reasonably possible that the ultimate cost of remediation and reclamation could change in the future due to uncertainties associated with defining the nature and extent of environmental disturbance, the application of laws and regulations by regulatory authorities, changes in remediation technology and changes in discount rates. The Company reviews its reclamation and remediation provision at least annually and as evidence becomes available indicating that its expected reclamation and remediation costs may have changed. Any such changes in costs could materially impact the future amounts recorded as reclamation and remediation provision.

(m)	Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, short-term deposits, marketable securities, trade and other receivables, loan receivable, restricted cash, trade and other payables, as well as derivative instruments.

(i)	Classification

The Company determines the classification of its financial instruments at initial recognition. Upon initial recognition, a financial asset is classified as measured at: amortized cost, fair value through profit and loss (“FVTPL”), or fair value through other comprehensive income (loss) (“FVOCI”). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. A financial liability is classified as measured at amortized cost or FVTPL.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

An equity investment that is held for trading is measured at FVTPL. For other equity investments that are not held for trading, the Company may irrevocably elect to designate them as FVOCI. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Company has elected to measure them at FVTPL.

(ii)	Measurement

Initial measurement

On initial recognition, all financial assets and financial liabilities are measured at fair value adjusted for directly attributable transaction costs except for financial assets and liabilities classified as FVTPL, in which case the transaction costs are expensed as incurred.

15

GREAT PANTHER SILVER LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, unless otherwise noted)

For the years ended December 31, 2018 and 2017

Subsequent measurement

The following accounting policies apply to the subsequent measurement of financial instruments:

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.
Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.
Equity investments at FVOCI	These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.
Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income is calculated using the effective interest rate method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Impairment of financial instruments

The Company assesses at each reporting date whether there is objective evidence that a financial asset or a group of financial assets is impaired.

For financial assets measured at amortized cost, and debt investments at FVOCI, the Company applies the expected credit loss model. On adoption of the expected credit loss model there was no material adjustment.

(n)	Income taxes

Income tax is recognized in net income or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized directly in equity.

Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to the tax payable or receivable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. It is measured using tax rates enacted or substantially enacted at the reporting date.

Deferred tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences), and tax loss carry forwards. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to be in effect when the temporary differences are likely to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is included in net income in the period in which the change is substantively enacted. The amount of deferred tax assets recognized is limited to the amount that is, in management’s estimation, probable that future taxable profits will be available against which the asset can be utilized.

16

GREAT PANTHER SILVER LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, unless otherwise noted)

For the years ended December 31, 2018 and 2017

Deferred tax assets and liabilities are offset (i) when there is a legally enforceable right to set off current tax assets against current tax liabilities, (ii) when they relate to income taxes levied by the same taxation authority, and (iii) the Company intends to settle its current tax assets and liabilities on a net basis.

(o)	Earnings per share

Earnings per share is calculated based on the weighted average number of shares outstanding during the period. The Company follows the treasury stock method for the calculation of diluted earnings per share. Under this method, dilution is calculated based upon the net number of common shares issued should “in-the-money” options and warrants be exercised and the proceeds be used to repurchase common shares at the average market price during the period. Dilution from convertible securities is calculated based on the number of shares to be issued after taking into account the reduction of the related after-tax interest expense.

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the reporting period. Diluted earnings per share is computed in a manner similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from restricted and deferred stock units and the assumed exercise of share options and warrants, if dilutive.

(p)	Segment reporting

The Company has identified operating segments based on the internal reports that are reviewed and used by the Chief Executive Officer and the executive management team (the chief operating decision maker – “CODM”) in assessing performance and in determining allocation of resources. The CODM considers the business from both a geographic and product perspective and assesses the performance of the operating segments based on measures such as net property, plant and equipment, as well as operating results. All operating segments’ operating results are reviewed regularly by the Company’s senior management to make decisions about resources to be allocated to the segment and to assess its performance, and for which discrete financial information is available. The Company has determined operating segments based on this information.

Segment results that are reported to senior management include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items are comprised mainly of corporate office expenses.

(q)	Accounting standards issued and adopted

IFRS 15, Revenue from Contracts with Customers

In May 2014, the IASB issued a new IFRS 15 Revenue from Contracts with Customers (“IFRS 15”), which is effective for annual periods beginning on or after January 1, 2018, with earlier application permitted. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount or timing of revenue recognized.

The Company adopted IFRS 15 on January 1, 2018, and applied this standard using the cumulative effect method. Under this method, the cumulative effect of applying IFRS 15 was recognized as of January 1, 2018 in opening retained earnings. The comparative information was not restated and continues to be reported under the old standard, IAS 18. The Company determined that the cumulative effect of applying IFRS 15 as of January 1, 2018 was $nil, as the point in time for the initial recognition of revenue of the Company's then-effective contracts with customers remained the same upon adoption of IFRS 15. Therefore, the Company did not change the recognition of revenue for any incomplete contracts with customers outstanding as at January 1, 2018.

17

GREAT PANTHER SILVER LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, unless otherwise noted)

For the years ended December 31, 2018 and 2017

The Company enters into contracts with customers for the sale of metal concentrates, typically of a one year duration.

As a result of the adoption of IFRS 15, the Company has changed its accounting policy for revenue recognition, which is set out in Note 3(k).

In the comparative period prior to the adoption of IFRS 15, the Company recognized revenue from sale of concentrates when it was probable that the economic benefits associated with the transaction would flow to the Company, the risks and rewards of ownership were transferred to the customer, and the amount of revenue could be reliably measured.

The adoption of IFRS 15 did not have a material effect on the consolidated financial statements at the date of adoption.

IFRS 9, Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments (“IFRS 9”) which replaces IAS 39 Financial Instruments: Recognition and Measurement, and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. New disclosure requirements are also required. IFRS 9 is effective for annual periods beginning on or after January 1, 2018.

The Company adopted this standard effective January 1, 2018. IFRS 9 allows for an exemption from restating prior periods in respect of the standard’s classification and measurement requirements. The Company has chosen to apply this exemption upon initial adoption, although it was determined that the adoption of IFRS 9 had no impact on the comparative period’s consolidated financial statements.

Upon the adoption of IFRS 9, the Company has changed its accounting policy for financial instruments as detailed in Note 3(m).

The Company completed a detailed assessment of its financial assets and liabilities as at January 1, 2018. The adoption of IFRS 9 has no quantitative impact on the Company’s financial instruments as at January 1, 2018. However, it has an impact on the classification of the Company’s financial instruments compared to the old standard IAS 39 as follows:

	Original classification	New classification
	IAS 39	IFRS 9
Financial Assets:
Cash and cash equivalents	Loans and receivables	Amortized cost
Short-term deposits	Loans and receivables	Amortized cost
Marketable securities	Available-for-sale	FVOCI
Trade accounts receivable	Loans and receivables	Amortized cost
Other receivables	Loans and receivables	Amortized cost
Loan receivable	Loans and receivables	Amortized cost
Derivative assets	FVTPL	FVTPL
Restricted cash	Loans and receivables	Amortized cost

Financial Liabilities:
Trade and other payables	Other liabilities	Amortized cost
Derivative liabilities	FVTPL	FVTPL

18

GREAT PANTHER SILVER LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, unless otherwise noted)

For the years ended December 31, 2018 and 2017

(r)	Accounting standards issued but not yet adopted

IFRS 16, Leases

In January 2016, the IASB issued IFRS 16 Leases (“IFRS 16”), which replaces IAS 17 Leases, and is effective for annual periods beginning on or after January 1, 2019. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees: leases of ’low-value’ assets; and short-term leases. For those assets determined to meet the definition of a lease, at the commencement date, a lessee will recognize a liability to make lease payments and an asset representing the right to use the underlying asset during the lease term. Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset. IFRS 16 also requires lessees to make more extensive disclosures than under IAS 17.

In transitioning to IFRS 16, a lessee can choose to apply the standard using either a full retrospective or a modified retrospective approach. The standard’s transition provisions permit certain reliefs. The Company will apply IFRS 16 on January 1, 2019 using the modified retrospective approach, which means the cumulative impact of adoption will be recognized as at January 1, 2019 and the comparatives will not be restated. The Company will elect to use the exemptions proposed by the standard on lease contracts for which the lease terms ends within 12 months as of the date of initial application, and lease contracts for which the underlying asset is of low-value.

In 2018, the Company continued to progress its detailed impact assessment and implementation project of IFRS 16. Much of 2018 was spent focusing on reviewing contracts, evaluating the accounting impacts and identifying where key policy decisions were required. Work completed by the Company to date indicates IFRS 16 is expected to have a material effect on the consolidated financial statements by increasing the Company’s recognized assets and liabilities.

Based on the Company’s current assessment of the expected impact of IFRS 16, the Company expects that the adoption will result in the recognition of additional right of use assets and lease liabilities of approximately $1,000 to $1,300. These are related to the Company’s land easement and office leases.

The Company does not expect a material impact to the Consolidated Statements of Comprehensive Income (Loss) or the Consolidated Statements of Cash Flows. However, compared with the existing accounting for operating leases, the classification of expenses and cash flows will be impacted.

4.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.

Estimates are based on historical experience and other factors considered to be reasonable, and are reviewed on an ongoing basis. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The Company has identified the following areas where significant estimates, assumptions and judgments are made and where actual results may differ from the estimates under different assumptions and conditions and may materially affect financial results of the Company reported in future periods.

19

GREAT PANTHER SILVER LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, unless otherwise noted)

For the years ended December 31, 2018 and 2017

(a)	Resource estimation

The accuracy of resource estimates is a function of the quantity and quality of available data and assumptions made and judgments used in the geological and engineering interpretation, and may be subject to revision based on various factors. Changes in resource estimates may impact the carrying value of mineral property, plant and equipment, the calculation of amortization and depletion, the capitalization of mine development costs, and the timing of cash flows related to reclamation and remediation provision.

(b)	Useful lives of mineral properties, plant and equipment

The Company's mineral properties are depleted using the straight-line method over the estimated remaining life of the mine. The Company's plant and equipment are amortized over the shorter of the estimated remaining life of the mine and the estimated remaining useful lives of the asset.

The Company estimates the remaining life of its producing mineral properties on an annual basis using a combination of quantitative and qualitative factors including historical results, mineral resource estimates, and management’s intent to operate the property. The estimated remaining life of the producing mineral property is used to calculate amortization and depletion expense, assess impairment charges and the carrying values of assets, and for forecasting the timing of the payment of reclamation and remediation costs.

There are numerous uncertainties inherent in the estimation of the remaining lives of the producing mineral properties, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, or production costs may change the economic status of the resources, estimates of production from areas not included in the National Instrument 43-101 (“NI 43-101”) reports, and management’s intent to operate the property, and may ultimately have a material impact on the estimated remaining lives of the properties.

(c)	Reclamation and remediation provision

The amounts recorded for reclamation and remediation provisions are based on estimates prepared by third party environmental specialists, if available, or by persons within the Company who have the relevant skills and experience. These estimates are based on remediation activities required by environmental laws, the expected timing of cash flows, and the pre-tax risk free interest rates on which the estimated cash flows have been discounted. These estimates also include an assumption of the rate at which costs may inflate in future periods. Actual results could differ from these estimates. The estimates require extensive judgment about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws and regulations and remediation practices.

(d)	Review of asset carrying values and assessment of impairment

The Company reviews each asset or cash generating unit at each reporting date to determine whether there are any indicators of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash generating unit is measured at the higher of fair value less costs to sell and value in use.

The determination of fair value less costs of disposal and value in use requires management to make estimates and assumptions about expected production and sales volumes, metal prices, ore tonnage and grades, recoveries, operating costs, reclamation and remediation costs, future capital expenditures and appropriate discount rates for future cash flows. The estimates and assumptions are subject to risk and uncertainty, and as such there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in profit or loss.

20

GREAT PANTHER SILVER LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, unless otherwise noted)

For the years ended December 31, 2018 and 2017

(e)	Revenue from metal concentrate sales

The Company recognizes revenue from the sale of metal concentrates when the customer obtains control of the concentrates, which occurs upon delivery at the customer's designated warehouse. The determination of the point in time in which the Company transfers control of the metal concentrates to the customers for revenue recognition requires significant judgment. The amount of revenue recorded upon initial recognition is based on the forward metal prices at that time and the estimated metal content. The payment terms are based on the individual customer contracts. For provisional payments, terms are typically 15 days from the date of provisional invoice, and for final payments, terms are typically 5 business days after the final weights, assays and prices are known and invoiced. Adjustments related to changes in metal prices and metal content up to the final settlement are recorded in revenue.

(f)	Income taxes and recoverability of deferred tax assets

In assessing the probability of realizing income tax assets, the Company makes estimates related to expected future taxable income, potential tax planning opportunities, estimated timing of reversals of temporary differences, and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. Where applicable tax laws and regulations are unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur which may materially affect the amounts of income tax assets recognized. In addition, future changes in tax laws could limit the Company’s ability to realize the benefits from deferred tax assets.

(g)	Determination of functional currencies

The determination of an entity’s functional currency is a matter of judgment based on an assessment of the specific facts and circumstances relevant to determining the primary economic environment of each individual entity within the group. The Company reconsiders the functional currencies used when there is a change in events or conditions considered in determining the primary economic environment of each entity.

5.	TRADE AND OTHER RECEIVABLES

	December 31, 2018	December 31, 2017
Trade receivables	$2,939	$7,679
Value added tax receivable	5,473	4,998
Other	475	2,103
	$8,887	$14,780

21

GREAT PANTHER SILVER LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, unless otherwise noted)

For the years ended December 31, 2018 and 2017

6.	INVENTORIES

(a)	Inventories – current

	December 31, 2018	December 31, 2017
Concentrate	$1,094	$2,179
Ore stockpile	913	715
Materials and supplies	2,818	2,396
Silver bullion	3	4
	$4,828	$5,294

Inventories are recorded at net realizable value.

During the year ended December 31, 2018, the amount of inventory recognized as cost of sales was $45,921 (2017 – $41,208), which includes production costs and amortization and depletion directly attributable to the inventory production process.

(b)	Inventories – non-current

Non-current inventories arise from the acquisition of Coricancha (note 9(a)) and consist of materials and supplies of $1,420 as of December 31, 2018 (December 31, 2017 – $1,580).

7.	Loan receivable

On December 5, 2018, the Company entered into a loan agreement (the “Loan Agreement”) pursuant to which the Company agreed to advance Beadell and its subsidiary, Beadell Brasil Ltda. (“Beadell Brasil”), as joint and several borrowers, a non-revolving term loan in the principal amount of $5,000 (the “Loan”), for their general working capital requirements. The key terms of the Loan Agreement were as follows:

•	Maturity date: January 15, 2019, which could be extended by mutual agreement for an additional 30-day period as required;
•	Interest rate: 14% per year until and including January 15, 2019, and 18% per year from the day after January 15, 2019 if the Loan was extended;
•	Interest payment: accrues daily, payable monthly in arrears on the 1st business day of each calendar month or, if earlier, on the date of repayment in full of the Loan.

The Loan plus accrued interest was to be paid on the Maturity date. Additionally, Beadell was required to prepay any outstanding principal balance of the Loan with the full amount of any proceeds of PIS (Programas de Integração Social e de Formação do Patrimônio do Servidor Público) and COFINS (Contribuição para o Financiamento da Seguridade Social) tax refunds, immediately upon receipt of such proceeds.

Subsequent to the reporting period, the Company received partial repayment of $3,000 of the principal amount advanced and payment of accrued interest of $69. The Company also agreed to extend the maturity date of the remaining outstanding principal of $2,000 to March 18, 2019, with the same terms and conditions as the original Loan Agreement.

22

GREAT PANTHER SILVER LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, unless otherwise noted)

For the years ended December 31, 2018 and 2017

8.	MINERAL PROPERTIES, PLANT AND EQUIPMENT

	Mineral properties	Plant and equipment	Land and buildings	Furniture, fixtures and equipment	Software	Total
Cost
Balance, January 1, 2018	$36,083	$34,070	$2,460	$2,963	$1,628	$77,204
Additions	–	1,514	148	407	–	2,069
Change in remediation provision	(17)	(127)	–	–	–	(144)
Disposals	–	(273)	(35)	(11)	–	(319)
Balance, December 31, 2018	$36,066	$35,184	$2,573	$3,359	$1,628	$78,810

Accumulated depreciation
Balance, January 1, 2018	$31,435	$25,413	$1,539	$2,383	$1,468	$62,238
Amortization and depletion	616	2,448	114	229	52	3,459
Disposals	–	(268)	–	(10)	–	(278)
Balance, December 31, 2018	$32,051	$27,593	$1,653	$2,602	$1,520	$65,419

Carrying value, December 31, 2018	$4,015	$7,591	$920	$757	$108	$13,391

Cost
Balance, January 1, 2017	$35,909	$30,157	$2,333	$2,670	$1,478	$72,547
Additions	–	4,003	127	291	150	4,571
Change in remediation provision	174	(82)	–	–	–	92
Disposals	–	(8)	–	(3)	–	(11)
Foreign exchange	–	–	–	5	–	5
Balance, December 31, 2017	$36,083	$34,070	$2,460	$2,963	$1,628	$77,204

Accumulated depreciation
Balance, January 1, 2017	$30,893	$22,445	$1,424	$2,211	$1,456	$58,429
Amortization and depletion	542	2,975	115	173	12	3,817
Disposals	–	(7)	–	(4)	–	(11)
Foreign exchange	–	–	–	3	–	3
Balance, December 31, 2017	$31,435	$25,413	$1,539	$2,383	$1,468	$62,238

Carrying value, December 31, 2017	$4,648	$8,657	$921	$580	$160	$14,966

23

GREAT PANTHER SILVER LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, unless otherwise noted)

For the years ended December 31, 2018 and 2017

(a)	Changes in estimate

(i)	Updated mineral resource estimate for 2017

On February 21, 2017, the Company provided an update on the Mineral Resource for the GMC, following which management reviewed the remaining useful life of the GMC, effective August 31, 2016. The estimate of the useful life of the GMC remained unchanged from the previous estimate.

(ii)	Updated mineral resource estimate for 2018

On January 25, 2018, the Company provided an update on the Mineral Resource for the GMC, effective August 31, 2017, following which management reviewed the remaining useful life of the GMC. The estimate of the useful life of the GMC was determined to be 4.3 years (an increase from the previous estimate of 1.3 years) as at October 1, 2017. As a result, the depreciation recorded during the year ended December 31, 2017 was approximately $284 less than would have been recorded prior to the change in estimate.

(iii)	Updated mineral resource estimate for 2019

On January 29, 2019, the Company provided an update on the Mineral Resource for Topia, effective July 31, 2018, following which management reviewed the remaining useful life of Topia. The estimate of the useful life of Topia was determined to be 5.3  years (a decrease from the previous estimate of 7.8  years) as at October 1, 2018. As a result, the depreciation recorded during the year ended December 31, 2018 was approximately $230 more than would have been recorded prior to the change in estimate.

9.	EXPLORATION AND EVALUATION ASSETS

	Santa Rosa Property	El Horcón Property	Coricancha	Total
Balance, January 1, 2017	$988	$1,124	$–	$2,112
Acquisition costs (note 9(a))	–	–	13,623	13,623
Costs incurred subsequent to acquisition	–	–	31	31
Change in reclamation and remediation provision	–	–	(133)	(133)
Balance, December 31, 2017	$988	$1,124	$13,521	$15,633
Change in reclamation and remediation provision	–	–	(568)	(568)
Balance, December 31, 2018	$988	$1,124	$12,953	$15,065

24

GREAT PANTHER SILVER LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, unless otherwise noted)

For the years ended December 31, 2018 and 2017

(a)	Acquisition of Coricancha Mine Complex

On June 30, 2017, the Company acquired 100% of the outstanding common shares (the "Acquisition") of the Nyrstar subsidiary which owned Coricancha. Under the terms of the share purchase agreement, the purchase price comprised (i) $100 payable upon closing, and (ii) earn-out consideration of up to $10,000. Under the earn-out, Nyrstar may receive 15% of the free cash flow generated by Coricancha during the five-year period after which the mine is cumulative free cash flow positive from June 30, 2017. The Company attributed a fair value of nil to the contingent consideration, as it is not considered to be reliably determinable.

Pursuant to the Acquisition, Nyrstar agreed to:

(i)	Maintain a remediation bond (in the amount of $9,737) for Coricancha until at least June 30, 2020. Should the Company make a decision to permanently close Coricancha prior to June 30, 2020, the bond will be used to pay for remediation costs and obligations. If the Company has not made a decision to permanently close Coricancha by June 30, 2020, the Company will assume the obligation to maintain the required bond, and shall release Nyrstar from these obligations;

(ii)	Pay for the cost of movement and reclamation of certain legacy tailings facilities (the “Legacy Tailings”) should the regulatory authorities require these to be moved, up to a maximum of $20,000; and,

(iii)	Satisfy on a timely basis all fines or sanctions that arise before or after closing resulting from activities or ownership of Coricancha for the period prior to June 30, 2017, up to a maximum of $4,000.

The Company recognized a reclamation and remediation provision of $23,767, including $9,502 related to the Legacy Tailings. At the Acquisition date, the Company estimated that approximately $4,757 of the cost associated with the Legacy Tailings would be incurred within twelve months and presented this amount as a current liability. At the Acquisition Date, the present value of the reclamation and remediation obligations was based on the following estimates (estimated total cash flows ‒ $34,659; expected settlement ‒ years 2017 to 2047; weighted average risk-free rate ‒ 5.36%)

At the Acquisition date, the Company recorded reimbursement rights totaling $11,168, in respect of:

•	the reclamation of the Legacy Tailings in the amount of $9,502, as Nyrstar has indemnified the Company for the cost associated with this reclamation work of up to $20,000, see (ii) above,

•	provisions recognized by Coricancha in regard to fines and sanction in the amount of $1,666, as Nyrstar has indemnified the Company for the cost associated with fees and sanctions of up to $4,000, see (iii) above.

The Acquisition was accounted for as an asset purchase, as it did not meet the definition of a business under IFRS 3 Business Combinations.

25

GREAT PANTHER SILVER LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, unless otherwise noted)

For the years ended December 31, 2018 and 2017

As of the date of the Acquisition, the Company incurred consideration and recognized its interest in exploration and evaluation assets and net working capital of Coricancha as follows:

Consideration:
Cash consideration payable	$100
Professional and other fees incurred	76
Consideration	$176

Net assets purchased:
Cash	$105
Trade and other receivables	24
Other current assets	10
Inventories (note 6(b))	1,622
Reimbursement rights	11,168
Exploration and evaluation assets	13,623
Trade and other accounts payables	(2,609)
Reclamation and remediation provision – current	(4,757)
Reclamation and remediation provision – non-current	(19,010)
Net assets purchased:	$176

Under the terms of the Acquisition, the Company was required to fund an environmental bond related to the Coricancha remediation plan in the amount of $1,234. This guarantee was funded by the Company during the fourth quarter of 2017 and is presented as restricted cash on the Statement of Financial Position.

Restricted cash	December 31, 2018	December 31, 2017
Funding of a reclamation bond in respect of Coricancha	$1,237	$1,234

10.	REIMBURSEMENT RIGHTS

	December 31, 2018	December 31, 2017
Legacy tailings reclamation and remediation	$8,943	$8,904
Legal claims	1,528	1,507
Fines and sanctions	384	623
	10,855	11,034
Less: current portion	(6,385)	(4,446)
Reimbursement rights – non-current portion	$4,470	$6,588

As described in note 9(a) above, pursuant to the acquisition of Coricancha, Nyrstar agreed to:

•	pay for the cost of movement and reclamation of certain legacy tailings facilities (the “Legacy Tailings”) should the regulatory authorities require these to be moved, up to a maximum of $20,000; and,

•	pay for all fines or sanctions that arise before or after closing resulting from activities or ownership of Coricancha prior to June 30, 2017, up to a maximum of $4,000.

26

GREAT PANTHER SILVER LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, unless otherwise noted)

For the years ended December 31, 2018 and 2017

11.	TRADE PAYABLES AND ACCRUED LIABILITIES

	December 31, 2018	December 31, 2017
Trade payables	$6,259	$6,243
Accrued liabilities	2,774	2,919
Taxes payable	240	1,025
Other payables	1,374	1,126
	$10,647	$11,313

Accrued liabilities includes Coricancha-related claims payable of $1,912 (December 31, 2017 ‒ $2,130), which are recoverable from Nyrstar and are included in the reimbursement right asset (note 10). While the precise timing of settlement is uncertain, such amounts are presented as current liabilities because settlement could be within twelve months of the reporting date.

12.	DERIVATIVE INSTRUMENTS

A significant portion of the Company’s capital, exploration, operating and administrative expenditures are incurred in Mexican pesos (“MXN”), while revenues from the sale of concentrates are denominated in US dollars (“USD”). The fluctuation of the USD in relation to the MXN, consequently, impacts the reported financial performance of the Company. To manage the Company’s exposure to changes in the USD/MXN exchange rate, the Company entered into forward contracts to purchase MXN in exchange for USD at various rates and maturity dates.

As at December 31, 2018, forward contracts for the purchase of MXN 345 million (December 31, 2017 – MXN 110 million), in exchange for USD at various pre-determined rates ranging from MXN 20.35/USD to MXN 21.17/USD, at various maturity dates until June 4, 2019, were outstanding. The fair value of these outstanding foreign currency forward contracts resulted in an asset of $738 at December 31, 2018 (December 31, 2017 – liability of $85).

13.	RECLAMATION AND REMEDIATION PROVISION

The Company’s reclamation and remediation provision relates to site restoration, clean-up, ongoing treatment, and monitoring at the GMC and Topia mines in Mexico, and the Coricancha project in Peru.

	December 31, 2018			December 31, 2017
	Total	Current	Non-current	Total	Current	Non-current
GMC	$1,986	$–	$1,986	$2,258	$–	$2,258
Topia	1,514	–	1,514	1,486	–	1,486
Coricancha	23,920	4,473	19,447	23,667	4,446	19,221
	$27,420	$4,473	$22,947	$27,411	$4,446	$22,965

27

GREAT PANTHER SILVER LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, unless otherwise noted)

For the years ended December 31, 2018 and 2017

	2018	2017
Balance, January 1	$27,411	$3,466
Coricancha acquisition (note 9(a))	–	23,767
Change in estimates	(888)	(16)
Accretion	897	791
Reclamation work performed	–	(597)
Reclamation and remediation provision, December 31	$27,420	$27,411

In 2018, a decrease to the total change in estimate of $214 (2017 – increase of $24) associated with the GMC was expensed to exploration, evaluation and development expenses.

The reclamation and remediation provision for the GMC and Topia operations is based on the following assumptions:

	2018	2017
Total estimated cash flows	$3,684	$3,938
Expected settlement of obligations (years)	2021 – 2044	2023 – 2047
Weighted average risk-free rate (discount rate)
GMC	2.7%	2.3%
Topia	2.8%	2.5%

A 1% change in the discount rate while holding the other assumptions constant would decrease or increase the provision by $370.

The reclamation and remediation provision for Coricancha is based on the following assumptions:

	2018	2017
Total estimated cash flows	$33,941	$34,061
Expected settlement of obligations (years)	2019 – 2047	2018 – 2047
Weighted average risk-free rate (discount rate)	5.4%	4.8%

A 1% change in the discount rate would decrease or increase the provision by $1,159 while holding the other assumptions constant.

14.	SHARE CAPITAL

(a)	Authorized share capital

The Company has an unlimited number of common shares without par value authorized for issue. The Company has an unlimited number of Class A and Class B preferred shares without par value authorized for issue. Each class can be issuable in series. No preferred shares have ever been issued.

(b)	Share options

In June 2017, upon approval by shareholders, the Company adopted an Omnibus Incentive Plan (the “Omnibus Plan”) to supplement and eventually replace the then-existing stock option plan (the "2016 Plan"). Pursuant to the Omnibus Plan, the Company may grant stock options (“Options”), restricted share units (“RSUs”), performance based restricted share units (“PSUs”), and deferred share units (“DSUs”) to eligible employees, officers, directors, or consultants. The maximum number of common shares that the Company may issue is limited to 10% of the outstanding common shares, less the number of stock options already outstanding pursuant to the 2016 Plan and the Omnibus Plan, less twice the number of common shares counted as RSU, PSU, and DSU awards. There are additional limits with respect to insiders, individual grants, annual grants, and the number of which may be awarded to non-executive directors.

28

GREAT PANTHER SILVER LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, unless otherwise noted)

For the years ended December 31, 2018 and 2017

Options granted under the 2016 Plan will remain outstanding and be governed by the terms of the 2016 Plan. Options granted after the adoption of the Omnibus Plan will be governed by the Omnibus Plan.

Pursuant to the Omnibus Plan, options are non-transferable. The exercise price of options shall not be less than the closing price of the common shares on the Toronto Stock Exchange on the last business day immediately preceding the date of grant. Grant date share price is the closing market price on the day the options were granted. Options have expiry dates of no later than 10 years after the date of grant and will cease to be exercisable three months following the termination of the participant’s employment or engagement.

Pursuant to the 2016 Plan, options are non-transferable, subject to permitted transferees, and the aggregate may not exceed 10% of the outstanding shares at the time of an option grant and the aggregate to any one person may not exceed 5% of the outstanding shares. The exercise price of options is determined by the Board of Directors but shall not be less than the closing price of the common shares on the Toronto Stock Exchange on the last business day immediately preceding the date of grant. Grant date share price is the closing market price on the day the options were granted. Options have expiry dates of no later than 5 years after the date of grant and cease to be exercisable 90 days following the termination of the participant’s employment or engagement.

	2018			2017
	Options (000’s)	Weighted average exercise price		Options (000’s)	Weighted average exercise price
Outstanding, beginning of year	8,237	C$	1.22	9,049	C$	1.18
Granted	1,810		1.59	1,101		1.63
Forfeited/Expired	(1,134)		1.71	(468)		1.71
Exercised	(591)		0.76	(1,445)		1.08
Outstanding, end of year	8,322	C$	1.27	8,237	C$	1.22
Exercisable, end of year	6,461	C$	1.15	5,448	C$	1.08

29

GREAT PANTHER SILVER LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, unless otherwise noted)

For the years ended December 31, 2018 and 2017

Exercise price	Options outstanding (000’s)	Weighted average remaining contractual life (years)	Options exercisable (000’s)
C$0.65	1,897	1.43	1,897
C$0.71	1,376	1.95	1,376
C$0.86	250	0.84	250
C$1.31	1,153	0.49	1,153
C$1.57	336	4.09	121
C$1.60	1,262	4.45	200
C$1.63	684	3.44	363
C$2.00	8	0.05	8
C$2.16	435	2.99	310
C$2.19	917	2.44	783
	8,318	2.29	6,461

During the year ended December 31, 2018, the Company recorded share-based compensation expense relating to share options of $611 (2017 – $1,124).

The weighted average fair value of options granted during the year ended December 31, 2018 was C$0.66 (2017 – C$0.69). The fair value of options granted was determined using the following weighted average assumptions at the time of the grant using the Black Scholes option pricing model:

	2018	2017
Risk-free interest rate	1.95%	0.79%
Expected life (years)	2.89	2.63
Annualized volatility	62%	68%
Forfeiture rate	14%	13%

The annualized volatility assumption is based on the historical and implied volatility of the Company’s common share price. The risk-free interest rate assumption is based on yield curves on government bonds with a remaining term equal to the expected life of the options.

(c)	Restricted share units ("RSUs") and deferred share units ("DSUs")

DSUs are awards to participants for office, directorship, or employment, which settle upon termination of service of the participant. Vesting conditions for DSUs are set by the Board. Upon settlement, DSUs entitle the recipient to receive common shares, a cash equivalent, or a combination thereof. The choice of settlement method is at the Company's sole discretion. Timing of settlement after vesting occurs at the discretion of the participant, and can be any time between the date of termination of service of the participant and December 15th of the following calendar year. The DSUs granted to date have vested immediately.

RSUs are awards for service which upon vesting and settlement entitle the recipient to receive common shares, a cash equivalent, or a combination thereof. Vesting conditions for RSUs are set by the Board but cannot exceed three years. The choice of settlement method is at the Company's sole discretion. The RSUs granted to date vest in several tranches over three years. An estimated forfeiture rate of 15% was used in the determination of fair value for the purposes of computing share based compensation expense in the consolidated financial statements.

PSUs are a subset of RSUs, but PSUs have one or more performance conditions. PSUs may only be settled through the issuance of common shares. No PSUs have been granted to date.

30

GREAT PANTHER SILVER LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, unless otherwise noted)

For the years ended December 31, 2018 and 2017

The fair values of the DSUs and RSUs granted to employees and directors have been estimated by reference to the fair value on the grant date of the equity instruments granted. The Company has no history of paying dividends, and consequently, no amounts in respect of dividends were included in the estimates of fair value of the equity instruments granted.

The following table summarizes information about the DSUs outstanding at December 31, 2018 and 2017:

	2018			2017
	Number of units	Weighted average grant date fair value (C$/unit)		Number of units	Weighted average grant date fair value (C$/unit)
Balance at January 1	89,200	C$	1.59	–	C$	–
Granted	183,000		1.59	89,200		1.59
Settled	(20,800)		1.62	–		–
Outstanding at December 31	251,400	C$	1.59	89,200	C$	1.59

The following table summarizes information about the RSUs outstanding at December 31, 2018 and 2017:

	2018			2017
	Number of units	Weighted average grant date fair value (C$/unit)		Number of units	Weighted average grant date fair value (C$/unit)
Balance at January 1	476,600	C$	1.61	–	C$	–
Granted	585,200		1.59	483,000		1.61
Settled	(170,799)		1.61	–		–
Cancelled	(157,334)		1.61	(6,400)		1.65
Outstanding at December 31	733,667	C$	1.59	476,600	C$	1.61

During the year ended December 31, 2018, the Company recorded share-based compensation expense relating to RSUs and DSUs of $710 (2017 – $289).

(d)	Share purchase warrants

As part of the Company’s July 2016 financing, the Company issued 9,343,750 share purchase warrants. Each warrant entitled the holder thereof to purchase one common share at a price of $2.25 per share until January 12, 2018. The fair value per share purchase warrant was determined to be $0.43, using the following weighted average assumptions at the time of the issuance using the Black Scholes option pricing model:

31

GREAT PANTHER SILVER LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, unless otherwise noted)

For the years ended December 31, 2018 and 2017

Share price at measurement date	C$	1.47
Risk-free interest rate		0.69%
Expected life (years)		1.5
Annualized volatility		88%

All share purchase warrants expired unexercised on January 12, 2018 (December 31, 2017 – 9,343,750 outstanding).

15.	EARNINGS PER SHARE

	2018	2017
Income (loss) attributable to equity owners	$(10,063)	$1,290
Weighted average number of shares (000's)	168,888	167,966
Earnings (loss) per share ‒ basic	$(0.06)	$0.01

	2018	2017
Adjusted income (loss) attributable to equity owners	$(10,063)	$1,290

Weighted average number of shares (000's)	168,888	167,966
Incremental shares from options	–	3,066
Incremental shares from warrants	–	–
Incremental shares from RSUs and DSUs	–	275
Weighted average diluted number of shares (000's)	168,888	171,307

Earnings (loss) per share ‒ diluted	$(0.06)	$0.01

Anti-dilutive share purchase options have not been included in the diluted earnings per share calculation.

16.	Revenue

The initial application of IFRS 15 on the Company’s revenue from contracts with customers is described in Note 3(q). The effect was determined to be $nil as of January 1, 2018.

The Company recognizes revenue from the sale of metal concentrates when the customer obtains control of the concentrates, which occurs upon delivery at the customer's designated warehouse. The amount of revenue recorded upon initial recognition is based on the forward metal prices at that time and the estimated metal content. The payment terms are based on the individual customer contracts. For provisional payments, terms are typically 15 days from the date of provisional invoice, and for final payments, terms are typically 5 business days after the final weights, assays and prices are known and invoiced. Adjustments related to changes in metal prices and metal content up to the final settlement are recorded in revenue.

32

GREAT PANTHER SILVER LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, unless otherwise noted)

For the years ended December 31, 2018 and 2017

	2018	2017
Silver	$28,344	$33,181
Gold	24,962	27,485
Lead	3,982	2,690
Zinc	4,605	3,798
Smelting and refining charges	(2,186)	(4,180)
Revenue from contracts with customers	$59,707	$62,974
Changes in fair value from provisional pricing	(273)	772
Total revenue	$59,434	$63,746

The amount of revenue recognized in the year ended December 31, 2018 from performance obligations satisfied (or partially satisfied) in the previous year ended December 31, 2017, due to the current period settlement of metal concentrate revenue recognized in prior periods, was $362. At December 31, 2018, the Company had $5,860 in revenue subject to provisional pricing.

For the years ended December 31, 2018 and 2017, the Company had revenue contracts with three customers (2017 - three customers) that accounted for the majority of the total revenues as follows:

Customer	Geographical Market	2018	2017
Customer A	Mexico (Guanajuato)	$18,601	$–
Customer B	Mexico (Guanajuato)	18,779	–
Customer C	Mexico (Topia)	19,780	–
Customer D	Mexico (Guanajuato)	2,065	24,805
Customer E	Mexico (Guanajuato)	190	24,433
Customer F	Mexico (Topia)	19	14,508
		$59,434	$63,746

The trade accounts receivable balance of $2,939 at December 31, 2018 (December 31, 2017 – $7,679) relates to Customers A, B, and C.

33

GREAT PANTHER SILVER LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, unless otherwise noted)

For the years ended December 31, 2018 and 2017

17.	INCOME TAXES

(a)	Income tax expense

	2018	2017
Current expense:
Income tax	$164	$135
Special mining duty	98	1,041
Withholding tax	427	427
	689	1,603
Deferred tax expense (recovery):
Income tax	(56)	28
Special mining duty	(357)	(270)
Withholding tax	376	105
	(37)	(137)
Income tax expense	$652	$1,466

The reconciliation of income taxes calculated at the Canadian statutory tax rate to the income tax expense shown in these consolidated financial statements is as follows:

	2018	2017
Net income (loss) before tax	$(9,411)	$2,756
Canadian statutory income tax rate	27%	26%
Anticipated income tax at statutory rate	$(2,541)	$717
Permanent differences	190	340
Differences between Canadian and foreign tax rates	(269)	143
Change in estimate	194	802
Effect of changes in statutory tax rates	–	(228)
Inflation adjustment	(141)	(537)
Impact of foreign exchange on local currencies	975	316
Change in deferred tax assets not recognized	1,746	(955)
Mining taxes and duties	(156)	778
Withholding taxes	803	532
Utilization of foreign tax credits	(149)	(138)
Other items	–	(304)
Income tax expense	$652	$1,466
Effective tax rate	-7%	53%

34

GREAT PANTHER SILVER LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, unless otherwise noted)

For the years ended December 31, 2018 and 2017

(b)	Deferred income tax assets and liabilities

The significant components of deferred tax assets and liabilities are:

	December 31, 2018	December 31, 2017
Deferred income tax assets	$126	$70
Deferred income tax liabilities	(2,053)	(1,677)
Deferred special mining duty asset (liabilities)	96	(253)
	$(1,831)	$(1,860)

The following temporary differences and tax losses give rise to deferred income tax assets and liabilities:

	December 31, 2018	December 31, 2017
Tax losses carried forward	$1,399	$1,855
Provision for reclamation and remediation	262	281
Withholding tax liability	(2,053)	(1,677)
Property, plant and equipment	(1,754)	(2,576)
Prepaid expenses	(28)	(18)
Other deductible temporary differences	343	275
Net deferred income tax liabilities	$(1,831)	$(1,860)

Losses expire as follows:

		2018		2017
Type of losses	Country	Expiry dates	Amount	Expiry dates	Amount
Non-capital losses	Canada	2026 to 2038	$2,822	2026 to 2037	$4,834
	Mexico	2019 to 2027	$16,557	2018 to 2026	$10,225
	Peru	indefinite	$66,462	indefinite	$65,031
Capital losses	Canada	indefinite	$1,196	indefinite	$1,196

(i)	Unrecognized deferred tax assets:

The Company recognizes tax benefits on losses or other deductible amounts where it is probable the deferred tax assets will be realized. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax assets are recognized consist of the following amounts:

	December 31, 2018	December 31, 2017
Tax losses carried forward	$25,305	$15,643
Property, plant and equipment	8,919	4,908
Other deductible temporary differences	42,653	40,038
Unrecognized temporary differences	$76,877	$60,589

35

GREAT PANTHER SILVER LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, unless otherwise noted)

For the years ended December 31, 2018 and 2017

18.	FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (an exit price) regardless of whether that price is directly observable or estimated using another valuation technique.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (interest rate, yield curves), or inputs that are derived principally from or corroborated observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The following sets up the methods and assumptions used to estimate the fair value of Level 2 and Level 3 financial instruments.

Financial asset or liability	Methods and assumptions used to estimate fair value

Trade receivables	Trade receivables arising from the sales of metal concentrates are subject to provisional pricing, and the final selling price is adjusted at the end of quotational period. We mark these to market at each reporting date based on a quoted forward price. The Company’s trade receivables are valued using quoted market prices on the London Metal Exchange (“LME”).

Loan receivable	The Company’s loan receivable is comprised of a short-term non-revolving term (Note 7). Due to its short-term nature, the fair value of the loan approximates its carrying value at initial recognition.

Derivative instruments	The Company's derivative assets and derivative liabilities are comprised of forward exchange contracts. The fair value of the Company's forward exchange contracts are determined using forward exchange rates at each reporting date.

During the years ended December 31, 2018, and 2017, there were no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy. The following tables show the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. Fair value information for financial assets and financial liabilities not measured at fair value is not presented if the carrying amount is a reasonable approximation of fair value.

The Company’s financial instruments include cash and cash equivalents, short-term deposits, marketable securities, trade and other receivables, loan receivable, restricted cash, trade and other payables and derivative instruments. The carrying values of cash and cash equivalents, short-term deposits, trade and other receivables, loan receivable and trade and other payables approximate their fair values due to the short-term nature of the items.

In evaluating fair value information, considerable judgment is required to interpret the market data used to develop the estimates. The use of different market assumptions and valuation techniques may have a material effect on the estimated fair value amounts.

36

GREAT PANTHER SILVER LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, unless otherwise noted)

For the years ended December 31, 2018 and 2017

The following table summarizes the Company’s financial instruments as at December 31, 2018:

	Fair value through OCI	Fair value through P&L	Amortized cost	Total	Fair value hierarchy
Financial Assets
Cash and cash equivalents	$–	$–	$24,524	$24,524	n/a
Short-term deposits	–	–	26,057	26,057	n/a
Marketable securities	1	–	–	1	Level 1
Trade receivables	–	–	2,939	2,939	Level 2
Loan receivable	–	–	5,048	5,048	Level 2
Other receivables	–	–	475	475	n/a
Derivative assets	–	738	–	738	Level 2
Restricted cash	–	–	1,237	1,237	n/a
Financial Liabilities
Trade and other payables	$–	$–	$7,633	$7,633	n/a

19.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to:

•	ensure there are adequate capital resources to support the Company’s ability to continue as a going concern;

•	maintain adequate levels of cash to support the acquisition, exploration and development of mineral properties, exploration and evaluation assets, and the operation of producing mines;

•	maintain investor, creditor and market confidence to sustain future development of the business; and

•	provide returns to shareholders and benefits for other stakeholders.

In assessing the capital structure of the Company, management includes in its assessment the components of shareholders’ equity and debt, net of cash and cash equivalents and short-term deposits. The Topia Mine and the GMC mines are in production, but exploration and development activities are also performed at these and other exploration properties in order to identify further resources. Additionally, the Company is undertaking exploration and development activities at Coricancha, which has been on care and maintenance since August 2013, in order to make a decision about whether or not to bring the property into commercial production. The Company plans to use existing cash, as well as funds from future sales of concentrates to fund operations, development and exploration activities.

The Company manages its capital in a manner that provides sufficient funding for operational activities. Annual capital and operating expenditure budgets, and rolling forecasts, are used to determine the necessary capital requirements. These budgets are approved by management and the Board of Directors and updated for changes in the underlying assumptions, economic conditions and risk characteristics of the underlying assets, as necessary. The Company will continue to focus on internally generated cash flow to minimize its reliance on equity and debt financing. However, the Company may also raise cash through the offering of its share capital, in order to meet longer term objectives.

The Company’s capital structure is dependent on expected business growth and changes in the business environment. As at December 31, 2018, the Company was not subject to externally imposed capital requirements.

37

GREAT PANTHER SILVER LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, unless otherwise noted)

For the years ended December 31, 2018 and 2017

20.	FINANCIAL RISK MANAGEMENT

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

The Company is exposed to certain financial risks, including credit risk, liquidity risk, and market risks such as currency risk, interest rate risk, and commodity price risk.

(a)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company's exposures to credit risk arise from our cash and short-term investments, trade accounts receivable, and loan receivable. Lesser exposures arise from our holdings of marketable securities, and from other receivables.

The risk is assessed by performing an aging analysis of our trade receivables, and through the review of credit ratings of the counterparties with which we do business.

We manage such credit risks by diversifying our bank deposits, and placing our funds only in large Canadian and Mexican financial institutions. Our investments are subject to internal investment guidelines and they mature at various dates but rarely in excess of one year.

All of our concentrate sales are to large international metals trading companies and/or smelters which have done business in Mexico for many years. The Company typically receives provisional payments, within days after delivery, of up to 95% of the value of each shipment. The Company historically has not had difficulty collecting receivables from its customers, nor have customers defaulted on any payments.

The aging of trade receivables from concentrate sales is as follows:

	December 31, 2018	December 31, 2017
0 to 30 days	$2,572	$4,154
31 to 60 days	455	801
61 to 90 days	(99)	2,170
over 90 days	11	554
	$2,939	$7,679

The loan receivable is comprised of a loan advance to Beadell, the entity that the Company has agreed to acquire (note 7 and 21(b)), to support its general working capital requirements. The Company managed its credit risk exposure by requiring Beadell to prepay any outstanding principal balance of the loan with the full amount of any proceeds of PIS (Programas de Integração Social e de Formação do Patrimônio do Servidor Público) and COFINS (Contribuição para o Financiamento da Seguridade Social) tax refunds, immediately upon receipt of such proceeds.

There has been no notable change in the Company's approach to credit risk management since the prior year.

(b)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company's exposure to liquidity risk arises from its trade and other payables. We regularly prepare rolling cash flows to identify and assess such liquidity risks.

We manage our liquidity risk by preparing annual budgets for approval by the Board and preparing cash flow and liquidity forecasts on a quarterly basis.

There has been no notable change in the Company's approach to liquidity risk management since the prior year.

38

GREAT PANTHER SILVER LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, unless otherwise noted)

For the years ended December 31, 2018 and 2017

(c)	Currency risk

Currency risk is the risk that foreign exchange rates will fluctuate significantly from expectations. The Company's exposure to currency risk arises from its operations in Canada, Mexico and Peru, where payments to vendors and employees are often in local currency, yet substantially all of the Company's revenues are realized in US dollars. Further, the Company holds a portion of its cash in currencies other the US dollar.

To manage this risk, the Company holds as small of an amount as practical in foreign currencies. To mitigate the Company’s exposure to changes in the Mexican peso, the Company may and has entered into forward currency contracts as it deems prudent. There are limits on the extent of such contracts, in excess of which Board approval is required.

There has been no notable change in the Company's approach to foreign currency risk management since the prior year.

For financial instruments denominated in foreign currencies as at December 31, 2018, a 10% change in the prevailing exchange rates as at December 31, 2018, with all other variables held constant, would have the following impact on the Company’s earnings:

Change in net income arising from:	Canadian dollars	Mexican pesos	Peruvian soles
10% appreciation of the USD against the currency	$(38)	$(2,206)	$214
10% depreciation of the USD against the currency	$62	$2,345	$(213)

The closing exchange rates for December 31, 2018 of MXN/USD of 19.657 (2017: 19.735), PEN/USD of 3.370 (2017: 3.244) and CAD/USD of 1.365 (2017: 1.259) were used in the above analysis.

(d)	Interest rate risk

Interest rate risk is the possibility that change in market interest rates will affect future cash flows. The Company is exposed to interest rate risk on its short-term deposits and cash and cash equivalents. The Company’s approach is to invest cash in savings accounts and guaranteed investment certificates at fixed and floating rates of interest over varying maturities. We manage this risk by monitoring changes in interest rates and by maintaining a relatively short duration for the Company's portfolio of cash equivalent securities. Many of these instruments can be immediately redeemed and those of a fixed term do not exceed one year.

There has been no notable change in the Company's approach to interest rate risk management since the prior year.

For interest-bearing financial instruments as at December 31, 2018, an increase or decrease in interest rate of 1% applied would increase or decrease net income and comprehensive income by $89.

(e)	Commodity price risk

The Company is subject to risk from fluctuations in the market prices of silver, gold, lead and zinc. Such fluctuations directly affect the Company's reported revenues.

The profitability of the Company’s operations is highly correlated to the market prices of these metals, as is the ability of the Company to develop its mineral properties and exploration and evaluation assets. The value of trade receivables at the reporting date also depends on changes in metal prices until finalization of sales prices per the contractual quotational period.

If metal prices decline for a prolonged period below the cost of production of the Company's mines, it may not be economically feasible to continue production.

The Company has a stated policy that it will not engage in long-term hedging of silver prices.

39

GREAT PANTHER SILVER LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, unless otherwise noted)

For the years ended December 31, 2018 and 2017

There has been no notable change in the Company's approach to commodity price risk management since the prior year.

For provisionally priced trade receivables, a 10% change in the prevailing commodity prices as at December 31, 2018, with all other variables held constant, would have the following impact on the Company’s earnings:

	10% change in silver	10% change in gold	10% change in lead	10% change in zinc
Change in net income	$740	$566	$123	$111

21.	COMMITMENTS AND CONTINGENCIES

(a)	Commitments

As of December 31, 2018, the Company had the following commitments:

	Total	1 year	2-3 years	4-5 years	Thereafter
Operating lease payments	$1,124	$275	$550	$299	$–
Drilling services	146	146	–	–	–
Equipment purchases	362	362	–	–	–
Total commitments	$1,632	$783	$550	$299	$–

(b)	Pending acquisition

On September 23, 2018, the Company announced that it had entered into an Implementation Deed with Beadell, pursuant to which it had agreed to acquire all of the issued ordinary shares of Beadell by means of a Beadell scheme of arrangement ("Scheme") under the Australian Corporations Act 2001. Upon completion of the transaction, existing Beadell and Great Panther shareholders are expected to own approximately 38% and 62%, respectively, of the combined company.

The Scheme received approval by a simple majority of the Company’s shareholders present in person or by proxy at a special meeting of shareholders on February 11, 2019, as well as by the TSX.

On February 12, 2019 the Scheme received the approval of Beadell shareholders present and voting at the meeting of Beadell shareholders, which required approval by at least 75% of the number of votes cast, and 50%. The Scheme was subsequently approved by the Australian Court on February 15, 2019.

Completion of the transaction is subject to customary conditions for a transaction of this nature and receipt of applicable regulatory, third-party and other creditor approvals and consents on terms satisfactory to the Company as may be required to effect and complete the transaction. To date, all closing conditions have been met or waived by the Company and completion is expected in early March.

Pursuant to the Implementation Deed and Scheme:

•	Beadell shareholders will receive 0.0619 of the Company’s common shares for each Beadell ordinary share held (the “Exchange Ratio”). Based on the estimated number of Beadell shares outstanding at the time the Implementation Deed was entered into, the Company expects to issue up to 105,588,208 common shares of the Company to Beadell Shareholders at the implementation of the Scheme (including up to 1,993,346 common shares to be issued as consideration for Beadell shares issuable upon exercise or exchange of outstanding Beadell Options and Beadell Performance Rights).

40

GREAT PANTHER SILVER LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, unless otherwise noted)

For the years ended December 31, 2018 and 2017

•	Additional common shares of the Company may be issued in connection with Beadell's options and performance rights. Beadell options and performance rights must (unless the requirement is waived) have been vested and exercised in exchange for Beadell ordinary shares or have been terminated.

•	Under concurrent arrangements, each Beadell warrant holder will receive a number of Company share purchase warrants equal to the number of their Beadell warrants multiplied by the Exchange Ratio at a price adjusted in accordance with the Exchange Ratio, and otherwise on the same terms and conditions as the original warrant.

(c)	Contingencies

(i)	GMC

Tailings storage

In February 2016, the Mexican national water authority, Comisión Nacional del Agua ("CONAGUA"), required that the Company make formal applications for permits associated with the occupation and construction of the tailings storage facility ("TSF") at the GMC. The Company filed its applications, and the authorities conducted an inspection of the TSF and requested further technical information, which the Company submitted in December 2017. CONAGUA responded in February 2019 requesting additional technical information. The Company is currently reviewing the request and will provide its response in due course.

Additional water use permits

Since the February 2016 correspondence with CONAGUA, the Company has also determined through its own undertakings, that additional CONAGUA permits may be needed in connection with water discharge and water use at the GMC TSF and at its San Ignacio Mine. The Company is assessing technical options and is confirming if additional water use permits are required. The Company believes that it will be able to address or mitigate the need for any necessary water discharge and use permits without any impact to its operations, but cannot provide complete assurance that there is no risk in this regard.

Amendment to Environmental Impact Statement related to expansion of existing tailings dam

In July 2017, the Company submitted to the Mexican environmental permitting authority, Secretaría del Medio Ambiente y Recursos Naturales ("SEMARNAT"), an amendment to the Environmental Impact Statement (“EIS”) requesting an expansion of the existing tailings dam, and subsequently provided further information to the SEMARNAT as requested. This is under review by the regulator, and if approved, will satisfy a requirement by CONAGUA for the processing of permits noted above.

The Company believes its current tailings footprint can be maintained and can support operations at the GMC until at least 2021. Based on its meetings and other communication with CONAGUA, the Company believes that it will be able to obtain all the above noted permits, with no suspension of operations at the GMC. However, the Company cannot assure that the tailings permits will be obtained or renewed on reasonable terms, or at all. Delays or a failure to obtain such required permits, or the issuance of permits on unfavourable terms or the expiry, revocation or failure by the Company to comply with the terms of any such permits, if obtained, could limit the ability of the Company to expand the tailings facility and could adversely affect the Company’s ability to continue operating at the GMC. In either case, the Company’s results of operations could be adversely affected.

Wastewater discharge at San Ignacio

In June 2016, the Company filed a request for authorization to discharge wastewater in San Ignacio. The authority conducted a technical visit in November 2016. In April 2018, the authority requested additional information, which the Company promptly submitted. As of the date of this document, the resolution is pending. The Company is also preparing requests for similar permits for other areas of the Company's operation.

41

GREAT PANTHER SILVER LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, unless otherwise noted)

For the years ended December 31, 2018 and 2017

(ii)	Coricancha

Coricancha has been on care and maintenance since August 2013 and was operated by a number of previous companies before that date. It is subject to oversight by the Organismo de Evaluación y Fiscalización Ambiental ("OEFA"), the Peruvian public agency responsible for environmental assessment and inspection, and by the Organismo Supervisor de la Inversión en Energía y Minería ("OSINERGMIN"), which is the Peruvian regulatory body with oversight responsibility over energy and mining companies.

Fines and sanctions

Nyrstar N.V. (“Nyrstar”), the previous owner of Coricancha, has agreed to reimburse the Company for all fines or sanctions that resulted from activities or ownership of Coricancha prior to June 30, 2017, up to a maximum of $4,000. Accordingly, a reimbursement right in the amount of $1,528 has been recorded in respect of the following fines or sanctions:

•	$1,351 for fines and sanctions which may be levied by OSINERGMIN. In addition, there are open administrative and judicial proceedings by OSINERGMIN, the outcomes of which are not yet readily determinable.

•	$177 for fines and sanctions to be levied by OEFA. In addition, there are open administrative and judicial proceedings by OEFA, the outcomes of which are not yet readily determinable.

The Company has accrued for and recorded a further reimbursement right of $384 for certain civil lawsuits filed by individuals and former suppliers.

Legacy tailings facilities

The Company has undertaken the reclamation of certain legacy tailings facilities at Coricancha under a remediation plan approved by the Ministry of Energy and Mines (the “MEM”), the relevant regulatory body. In addition, as part of the purchase of Coricancha completed in June 2017, the Company has an agreement with Nyrstar for the reimbursement of the cost of these reclamation activities. The Company is seeking approval of a modification to a remediation plan from MEM in accordance with the recommendations of an independent consultant to preserve the stability of nearby areas. The Company has changed the scheduling of the reclamation work, pending a decision from the MEM regarding the proposal to modify the approved remediation plan. Concurrently, the Company has undertaken various legal measures to protect itself from any pending or future fines, penalties, regulatory action or charges from government authorities which may be initiated as a result of the change in timing of reclamation under the proposed plan. Although the Company has all necessary permits to restart Coricancha, if this matter is not resolved favourably, it may impact the Company’s stated plans and objectives for Coricancha.

(iii)	Topia

Reviews by the regulatory authorities dating back to 2015, coupled with permitting work undertaken by the Company in connection with the expansion of the Topia TSF, have led to a broader review by the Mexican environmental compliance authority, the Procuraduría Federal de Protección al Ambiente ("PROFEPA"), and by the Company of all of Topia operations’ permitting status and environmental compliance (including the historical tailings dating back to periods prior to Great Panther’s ownership) and a clarification of land titles. Devised as a cooperative management strategy, the Topia Mine has been accepted into a voluntary environmental audit program supported by PROFEPA. The audit commenced during the second quarter of 2017. The Company is working on a compliance program authorized by PROFEPA to address the audit findings and has until January 2020 to complete this. This compliance program includes remediation, and technical reviews as defined by the audit. Progress updates will be submitted to PROFEPA for further review. The Company anticipates that it will be able to achieve full compliance; however, the Company cannot provide complete assurance that upon completion of the compliance program further reviews will not lead to future suspensions of operations.

42

GREAT PANTHER SILVER LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, unless otherwise noted)

For the years ended December 31, 2018 and 2017

22.	RELATED PARTY TRANSACTIONS

The Company's related parties include:

Related party	Nature of the relationship

Key management personnel	Officers and directors of the Company

Platoro Resource Corp. (“Platoro”)

Platoro is a private company controlled by a director of the Company. Platoro provided geological and investor relations services to the Company.

These transactions occurred in the normal course of business, and were conducted on terms substantially similar to arm’s length transactions.

(a)	Services

The Company entered into the following related party transactions:

	2018	2017
Consulting services provided by Platoro	$22	$11

(b)	Key management compensation

Key management personnel includes the Company’s Directors, President and Chief Executive Officer, Chief Financial Officer, and vice presidents. The amounts owing to key management personnel are included in trade and other payables. The Company is committed to making severance payments amounting to approximately $1,800 to certain officers and management in the event of a change in control of the Company.

Compensation to key management personnel consisted of the following:

	2018	2017
Salaries and benefits	$1,894	$2,514
Directors’ fees	417	320
Share-based compensation	1,033	889
	$3,344	$3,723

Directors fees for the year ended December 31, 2018 include $77 for special committee fees (2017 – $23).

(c)	Balances outstanding at the Reporting Date:

	December 31, 2018	December 31, 2017
Payable to Platoro	$–	$11

These amounts owing were included in trade payables.

43

GREAT PANTHER SILVER LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, unless otherwise noted)

For the years ended December 31, 2018 and 2017

23.	SUPPLEMENTAL CASH FLOW INFORMATION

Other non-cash items are comprised of the following:

	2018	2017
Accretion	$897	$791
Change in reclamation and remediation provision	(214)	24
Interest income	(1,518)	(808)
Interest expense	20	171
Loss (gain) on disposal of fixed assets	41	(217)
	$(774)	$(39)

The non-cash investing and financing activities of the Company include the following:

	2018	2017
Change in reclamation and remediation provision included within mineral properties and plant and equipment, exploration and evaluation assets	$(713)	$40
Change in trade payables related to mineral properties, plant and equipment	–	96
	$(713)	$136

24.	OPERATING SEGMENTS

The Company’s operations are all within the mining sector, consisting of two operating segments both of which are located in Mexico, plus one segment associated with Coricancha, one Exploration segment and one Corporate segment. Due to diversities in geography and production processes, the Company operates the GMC and the Topia Mine separately, with separate budgeting and evaluation of results of operations and exploration activities. The Coricancha segment contains the net assets associated with Coricancha and the cost of its exploration, evaluation and development activities are separately budgeted and reported. The Corporate segment provides financial, human resources and technical support to the two mining operations and Coricancha. The GMC operation produces silver and gold in concentrate, and the Topia operation produces silver, gold, lead and zinc in concentrate, for refining off site. The Exploration segment includes the Company’s exploration and evaluation assets at Santa Rosa, El Horcón, Plomo and Argosy.

44

GREAT PANTHER SILVER LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, unless otherwise noted)

For the years ended December 31, 2018 and 2017

	Operations
	GMC	Topia	Coricancha	Exploration	Corporate	Total
2018
Revenue	$39,635	$19,799	$–	$–	$–	$59,434
Exploration and evaluation expenses	1,456	298	7,101	243	2,231	11,329
Income (loss) before income taxes	1,028	3,922	(7,103)	(3,032)	(4,226)	(9,411)
Net income (loss)	1,120	3,981	(7,103)	(3,032)	(5,029)	(10,063)
Additions to non-current assets	959	773	(536)	–	–	1,196

As at December 31, 2018
Total assets	$7,990	$12,813	$27,538	$2,427	$62,008	$112,776
Total liabilities	$5,995	$2,395	$27,278	$–	$4,452	$40,120

2017
Revenue	$49,366	$14,380	$–	$–	$–	$63,746
Exploration and evaluation expenses	2,606	528	2,875	407	1,059	7,475
Income (loss) before income taxes	10,865	1,843	(2,260)	(1,491)	(6,201)	2,756
Net income (loss)	9,997	1,777	(2,260)	(1,491)	(6,733)	1,290
Additions to non-current assets	2,122	2,307	15,194	–	–	19,623

As at December 31, 2017
Total assets	$13,887	$14,102	$30,050	$2,568	$61,273	$121,880
Total liabilities	$5,867	$2,260	$27,189	$54	$5,369	$40,739

45